Exhibit 10.1

ADMINISTRATIVE SERVICES AGREEMENT

This Administrative Services Agreement (“Agreement”) is made effective as of 12:01 a.m. Eastern Standard Time, on the 30th day of January, 2015 (“Effective Date”) by andbetween Guggenheim Life and Annuity Company, a Delaware insurance company (“Guggenheim Life”), and Clear Spring Life Insurance Company, a Texas insurance company (“Clear Spring Life”).

WHEREAS, Guggenheim Life has extensive experience in the operation of insurance and annuity businesses; and

WHEREAS, Clear Spring Life desires Guggenheim Life to provide services to Clear Spring Life, including the personnel and Specified Personnel described below (collectively, the “services”) and desires further to make use in its day-to-day operations of certain property, equipment and facilities (collectively, the “facilities”) of Guggenheim Life as Clear Spring Life may request with respect to the services; and

WHEREAS, Guggenheim Life and Clear Spring Life contemplate that such an agreement for services will achieve certain operating economies and improve services to the benefit of both of the companies; and

WHEREAS, Guggenheim Life and Clear Spring Life wish to assure that all charges for services and the use of facilities incurred hereunder are reasonable and in accordance with all applicable legal requirements, including the Texas and Delaware Insurance Codes, and

WHEREAS, Guggenheim Life and Clear Spring Life wish to identify the services to be rendered to Clear Spring Life by Guggenheim Life and the facilities to be used by Clear Spring Life, and to provide a method of determining the bases for charges to be made to Clear Spring Life;

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, Guggenheim Life and Clear Spring Life agree as follows:

1.    PERFORMANCE OF SERVICES AND USE OF FACILITIES.

(a)    GENERAL MATTERS. Subject to the terms, conditions and limitations of this Agreement, Guggenheim Life agrees to the extent requested by Clear Spring Life to perform diligently and in a professional manner such services as set forth in this Agreement as Clear Spring Life determines to be reasonably necessary in the conduct of its insurance and annuity operations.

Subject to the terms, conditions and limitations of this Agreement, Guggenheim Life agrees to the extent requested by Clear Spring Life to make available to Clear Spring Life such of its facilities as Clear Spring Life may determine to be reasonably necessary in the conduct of its insurance and annuity operations, including data processing equipment, business property (whether owned or leased) and communications equipment.

Guggenheim Life agrees at all times to maintain sufficient facilities, trained personnel and licenses of the kind necessary to perform this Agreement and to provide the services in compliance with applicable laws and regulations. Guggenheim Life may subcontract for the performance of any services to (i) any properly licensed affiliated or unaffiliated third party service provider, (ii) any properly licensed affiliate insurance company (to the extent such activities require such license) or (iii) any other person or entity (in connection with activities not requiring a license); provided, that Guggenheim Life may subcontract with a non-affiliate only with the prior written consent of Clear Spring Life, such consent not to be unreasonably withheld (in each case, the “Subcontractor”); and provided, that no such subcontracting shall relieve Guggenheim Life from any of its obligations or liabilities hereunder, and Guggenheim Life shall remain responsible for all obligations or liabilities of such Subcontractor with regard to the providing of such services as if provided by Guggenheim Life.

Notwithstanding the foregoing, the services shall not include those services specifically procured by Clear Spring Life.

In providing the services, Guggenheim Life and any Subcontractor shall comply with all confidentiality and security obligations applicable to Clear Spring Life under applicable laws and regulations and this Agreement in connection with, to the extent the following are or become applicable to Clear Spring Life, the collection, use, disclosure, maintenance and transmission of personal, private, health or financial information about individual policyholders (defined below), insureds, beneficiaries or applicants.

(b)    CAPACITY OF PERSONNEL AND STATUS OF FACILITIES.

(i)     Whenever Guggenheim Life utilizes its personnel to perform services for Clear Spring Life pursuant to this Agreement, such personnel shall at all times remain employees of Guggenheim Life subject solely to its direction and control, and Guggenheim Life shall alone retain full liability to such employees for their welfare, salaries, fringe benefits, legally required employer contributions and tax obligations.

(ii)     Guggenheim Life shall also make available to Clear Spring Life as it may request the services of specified (x) personnel to serve as executive officers, including Chief Executive Officer, Chief Investment Officer, Chief Actuary/Chief Risk Officer, and Chief Operating Officer/Treasurer, (y) personnel to serve as such junior officers of Clear Spring Life as shall be appointed by the Chief Executive Officer of Clear Spring Life from time to time and (z) personnel to serve as such other officers as agreed from time to time (collectively, the personnel in (x), (y) and (z), the “Specified Personnel”). The election of any Specified Personnel as an officer of Clear Spring Life shall be at the discretion of the Board of Directors of Clear Spring Life (or the Chief Executive Officer of Clear Spring Life, as applicable) and the Board of Directors of Clear Spring Life may elect or remove any officer of Clear Spring Life in its sole discretion (or the Chief Executive Officer of Clear Spring Life, as applicable).

(iii)     It is understood that some or all of the Specified Personnel may perform similar roles for other companies, including other insurance companies, and that nothing herein shall limit the ability of any of the Specified Personnel from conducting activities unrelated to Clear Spring Life.

(iv)     Each individual serving as an officer of Clear Spring Life shall, in acting in such capacity, be acting as an officer of and on behalf of Clear Spring Life and not on behalf of Guggenheim Life. Each such individual shall have fiduciary duties to Clear Spring Life as an officer of Clear Spring Life in accordance with the governing documents of Clear Spring Life and applicable laws and regulations. Each such individual shall maintain such licenses as required under applicable laws and regulations in order to perform such individual’s duties as an officer of Clear Spring Life.

(v)     No facility of Guggenheim Life used in performing services for or subject to use by Clear Spring Life shall be deemed to be transferred, assigned, conveyed or leased by performance or use pursuant to this Agreement.

(c)    EXERCISE OF JUDGMENT IN RENDERING SERVICES. In providing any services hereunder which require the exercise of judgment by Guggenheim Life, Guggenheim Life shall perform any such service in accordance with any standards and guidelines Clear Spring Life develops and communicates to Guggenheim Life. In performing any services hereunder, Guggenheim Life shall at all times act in a manner reasonably calculated to be in or not opposed to the best interests of Clear Spring Life.

(d)    CONTROL. The performance of services by Guggenheim Life for Clear Spring Life pursuant to this Agreement shall in no way impair the absolute control of the business and operations of Guggenheim Life or Clear Spring Life by their respective Boards of Directors. Guggenheim Life shall act hereunder so as to assure the separate operating identity of Clear Spring Life.

2.    SERVICES. The performance of Guggenheim Life under this Agreement with respect to the business and operation of Clear Spring Life shall at all times be subject to the direction and control of the Board of Directors of Clear Spring Life. Clear Spring Life will maintain oversight for the functions provided to Clear Spring Life by Guggenheim Life and monitor services annually for quality assurance. In providing services with respect to this Agreement, Guggenheim Life agrees that any and all personal contact or communication, both oral and written, with Clear Spring Life’s policyholders, insureds, beneficiaries and applicants will be done in the name of and on behalf of Clear Spring Life. (As used herein, the term “policyholders” shall include insurance and annuity contractholders and the term “policies” shall include insurance and annuity contracts, including without limitation, funding agreements and variable contracts.) Except as may be required by applicable laws and regulations, no mention of Guggenheim Life will be made in any such personal contact or communication with Clear Spring Life’s policyholders, insureds, beneficiaries or applicants. Guggenheim Life agrees to use Clear Spring Life’s letterhead for all such written communication. Guggenheim Life further agrees that it will establish and maintain a toll free 800 telephone number for use by Clear Spring Life’s policyholders, insureds, beneficiaries and applicants. Subject to the foregoing and to the terms, conditions and limitations of this Agreement, Guggenheim Life shall provide to Clear Spring Life, at Clear Spring Life’s request, the following insurance and annuity-related services:

(a)    ACCOUNTING, DATA PROCESSING, TAX AND AUDITING. Under the general supervision of the Board of Directors and management of Clear Spring Life, and provided that (i) the records and transactions are reviewed by Clear Spring Life, (ii) the final product is verified by Clear Spring Life and (iii) Guggenheim Life shall cause Clear Spring Life’s Chief Operating Officer or his or her designee to be familiar with all of the details of the services provided, including accounting and adjusting entries, Guggenheim Life shall provide accounting services including but not limited to the services set for in Appendix A attached hereto.

Auditing services referenced in Appendix A shall include not only review of financial records but may also include review of specific functions and activities in order to ensure compliance with Clear Spring Life’s established policies. This auditing provision shall not apply to Clear Spring Life’s audit of Guggenheim Life’s services pursuant to this Agreement.

(b)    FUNCTIONAL SUPPORT SERVICES. Guggenheim Life, when requested by Clear Spring Life, shall provide functional support services including but not limited to the actuarial and risk management, registration, pricing, ERISA, treasury, telecommunications, legal, product development, purchasing, printing, human resource, reinsurance, investment oversight, planning and reporting, corporate services and other services set forth in Appendix A. All funds and invested assets of Clear Spring Life are and shall remain the exclusive property of Clear Spring Life, held for the benefit of Clear Spring Life and are subject to the control of Clear Spring Life.

(c)    POLICYHOLDER SERVICE. Guggenheim Life, when requested by Clear Spring Life, shall provide policyholder services including but not limited to the services set forth in Appendix A.

(d)    COLLECTION SERVICES. Guggenheim Life, when requested by Clear Spring Life, shall provide collection services including but not limited to the services set forth in Appendix A.

Guggenheim Life shall act in a fiduciary capacity with respect to amount collected, hold such payments for the benefit of Clear Spring Life, and after the required processing of such payments, will, within ten (10) days thereof, deposit such payments in one or more bank accounts in the name of Clear Spring Life and subject to the control of officers of Clear Spring Life.

(e)    UNDERWRITING AND ISSUE SUPPORT. Guggenheim Life, when requested by Clear Spring Life, shall provide underwriting functions and services, including but not limited to the services set forth in Appendix A.

With respect to any underwriting services that are provided to Clear Spring Life by Guggenheim Life pursuant to this Agreement, it is understood that: (i) Guggenheim Life shall provide such services in accordance with the underwriting guidelines and procedures of Clear Spring Life; and (ii) Clear Spring Life shall retain all final underwriting authority.

(f)    CLAIMS ASSISTANCE. Guggenheim Life, when requested byClear Spring Life, shall provide claims assistance services, including but not limited to the services set forth in Appendix A.

It is understood that: (i) Guggenheim Life shall provide such services in accordance with the claims guidelines and procedures of Clear Spring Life; and (ii) Clear Spring Life shall retain final approval authority for all claims. In performing claims services for Clear Spring Life pursuant to this Agreement, Guggenheim Life shall obtain and maintain all necessary licenses and permits required in order to comply with applicable laws and regulations.

(g)    PUBLIC RELATIONS, ADVERTISING, SALES AND MARKETING PROMOTIONAL SERVICES. Guggenheim Life, when requested by Clear Spring Life, shall provide marketing assistance and services, including but not limited to the services set forth in Appendix A.

All advertising, sales and marketing material utilized by or on behalf of Clear Spring Life shall be subject to the prior approval of Clear Spring Life and Clear Spring Life shall maintain files of all such material in accordance with applicable regulations.

3.    CHARGES. Clear Spring Life agrees to reimburse Guggenheim Life for services, including the personnel, Specified Personnel, systems, and facilities provided by Guggenheim Life to Clear Spring Life pursuant to this Agreement as follows:

(a)    At the current level of service, a quarterly servicing fee equal to 65 bps multiplied by the Average Net Asset Value (as defined below) divided by 4 (as adjusted pro rata for any billing period of less than a quarter except the first quarter, which shall be deemed the Average Net Asset Value for that quarter). The fee shall be calculated and accrued monthly and payable quarterly in arrears. “Average Net Asset Value” is the average of the value of the assets of Clear Spring Life serviced hereunder as of the current quarter end and the most recent prior quarter end.

(b)    No funds will be advanced by Clear Spring Life to Guggenheim Life under this Agreement except to pay for services.

(c)    Subject to applicable regulations, the bases for determining the charges in Section 3 (a) to Clear Spring Life shall be fair and reasonable and consistent with those used by Guggenheim Life for internal cost distribution including, where appropriate, unit costs or time records prepared at least annually for this purpose. Such bases shall be modified and adjusted by mutual agreement where necessary or appropriate to reflect fairly and equitably the actual incidence of costs incurred by Guggenheim Life on behalf of Clear Spring Life.

(d)    Cost analyses will be made at least annually by Guggenheim Life to determine, as closely as possible, the actual cost of services rendered and facilities made available to Clear Spring Life hereunder. Guggenheim Life shall forward to Clear Spring Life the information developed by these analyses, and such information shall be used to develop bases for the distribution of expenses which more currently reflect the actual incidence of costs incurred by Guggenheim Life on behalf of Clear Spring Life. If Clear Spring Life objects to any such determination, it shall so indicate to Guggenheim Life within thirty (30) days of receipt of notice of said determination. Unless the parties can reconcile any such objection, they shall agree to the selection of a firm of independent certified public accountants which shall determine the charges properly allocable to Clear Spring Life and shall, within a reasonable time, submit such determination, together with the basis therefore, in writing to Guggenheim Life and Clear Spring Life, whereupon such determination shall be binding. The expenses of such a determination by a firm of independent certified public accountants shall be borne equally by Guggenheim Life and Clear Spring Life.

4.    PAYMENT. The servicing fee shall be calculated and accrued monthly and payable quarterly in arrears. Guggenheim Life shall send Clear Spring Life an invoice on a quarterly basis and Clear Spring Life shall pay such invoices within thirty (30) calendar days after receipt of invoice.

5.    STANDARD OF CARE. The parties shall use that degree of ordinary care and reasonable diligence in the performance of services hereunder that an experienced and qualified provider of similar services under a similar services agreement would use acting in like circumstances and familiar with such matters, and the parties will act hereunder in accordance with applicable laws and regulations and industry standards and such additional standards as may be adopted by Clear Spring Life from time to time and communicated to Guggenheim Life. Furthermore, the parties agree to maintain backup systems and contingency plans to assure that work stoppages, fires, riots, equipment, utility or transmission failures, shortage or damage, acts of God or other similar occurrences do not jeopardize the integrity of the data maintained on behalf of the other party. Each party warrants it will maintain such systems in conformity with corporate and prudent business standards.

Guggenheim Life shall implement and maintain appropriate measures, with respect to safeguarding Clear Spring Life’s customer information and customer information systems. Guggenheim Life shall adjust its information security program at the request of Clear Spring Life for any relevant changes dictated by Clear Spring Life’s assessment of risk around its customer information and customer information systems. Confirming evidence that Guggenheim Life has satisfied its obligations under this agreement shall be made available, during normal business hours, for inspection by Clear Spring Life, anyone authorized by Clear Spring Life, and any governmental agency that has regulatory authority over Clear Spring Life’s business activities.

6.    ACCOUNTING RECORDS AND DOCUMENTS. Guggenheim Life shall be responsible for maintaining full and accurate accounts and records of all services rendered and facilities used pursuant to this Agreement in accordance with applicable laws and regulations and such additional information as Clear Spring Life may reasonably request for purposes of its internal bookkeeping and accounting operations. Guggenheim Life shall keep copies of such accounts and records insofar as they pertain to the computation of charges hereunder available at its principal offices for audit, inspection and copying by Clear Spring Life and persons authorized by it or any governmental agency having jurisdiction over Clear Spring Life during all reasonable business hours and Clear Spring Life shall maintain copies of such accounts and records at its administrative office in Indianapolis.

With respect to accounting and statistical records prepared by Guggenheim Life by reason of its performance under this Agreement, such records shall be delivered to Clear Spring Life within thirty (30) days from the end of the month to which the records pertain or otherwise kept available at the offices of Clear Spring Life.

7.    RECORDS AND DOCUMENTS. All books, records, and files establishedand maintained by Guggenheim Life by reason of its performance under this Agreement which, absent this Agreement, would have been held by Clear Spring Life, shall: (i) be deemed the property of Clear Spring Life; (ii) be maintained in accordance with applicable laws and regulations and (iii) be subject to examination at all times by Clear Spring Life and persons authorized by it or any governmental agency having jurisdiction over Clear Spring Life. Further, if Clear Spring Life is placed in receivership or seized by the commissioner under Texas Insurance Code Chapter 443, all of the rights of Clear Spring under the Agreement extend, to the extent permitted by applicable law, to the receiver or commissioner, and all books and records will immediately be made available to the receiver or the commissioner, and must be turned over to the receiver or commissioner immediately upon the receiver or the commissioner’s request.

With respect to documents which would otherwise be held by Clear Spring Life and which may be obtained by Guggenheim Life in performing under this Agreement, Guggenheim Life shall deliver such documents to Clear Spring Life within thirty (30) days of their receipt by Guggenheim Life or otherwise kept available at the offices of Clear Spring Life, except where continued custody of such original documents is necessary to perform hereunder. Guggenheim Life shall, at Guggenheim Life’s expense, deliver to Clear Spring Life within 48 hours any and all documents requested by Clear Spring Life or by any governmental agency having jurisdiction over Clear Spring Life.

8.    RIGHT TO CONTRACT WITH THIRD PARTIES. Nothing herein shall be deemed to grant Guggenheim Life an exclusive right to provide services to Clear Spring Life, and Clear Spring Life retains the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by Clear Spring Life pursuant to this Agreement.

9.    CONTACT PERSON(S). Clear Spring Life and Guggenheim Life each shall appoint one or more individuals who shall serve as contact person(s) for the purpose of carrying out this Agreement. Such contact person(s) shall be authorized to act on behalf of their respective parties as to the matters pertaining to this Agreement. Effective upon execution of this Agreement, the initial contact person(s) shall be those set forth in Appendix B. Each party shall notify the other, in writing, as to the name, address and telephone number of any replacement for any such designated contact person.

10.    TERMINATION.

(a)    This Agreement shall remain in effect until terminated (with and without cause) by either Guggenheim Life or Clear Spring Life upon giving thirty (30) days or more advance written notice, provided that Clear Spring Life shall have the right to elect to continue to receive data processing services and/or to continue to utilize data processing facilities and related software for up to one year from the date of such notice. Notwithstanding the foregoing, Guggenheim Life shall have no automatic right to terminate the Agreement solely on the basis that Clear Spring Life is placed in receivership under Texas Insurance Code Chapter 443, and Guggenheim Life will continue to maintain any systems, programs, or other infrastructure under the Agreement notwithstanding a seizure by the commissioner under Texas Insurance Code Chapter 443, and will make them available to the receiver, for so long as the Guggenheim Life continues to receive timely payment for services rendered and the Agreement is otherwise not terminated in accordance with its terms.

(b)    In the event that this Agreement is terminated, each of the parties shall promptly provide notice of such termination to the Department of Insurance in their respective domiciliary states of Texas and Delaware and Guggenheim Life shall cooperate fully in the transfer of services and books and records maintained by Guggenheim Life pursuant to this Agreement (or, where appropriate, copies thereof) to a successor service provider (identified by Clear Spring Life) or to Clear Spring Life, so that such successor service provider or Clear Spring Life, as the case may be, will be able to perform the services required under this Agreement without interruption following termination of this Agreement.

(c)    Upon termination, Guggenheim Life shall promptly deliver to Clear Spring Life all books and records that are, or are deemed by this Agreement to be, the property of Clear Spring Life. Such books and records include all books and records developed or maintained under or related to the Agreement and remain the property of Clear Spring Life and are subject to control of Clear Spring Life.

(d)    Application software and all copies thereof developed by Guggenheim Life for Clear Spring Life’s use shall become, and that developed by Clear Spring Life and provided to Guggenheim Life for Clear Spring Life’s exclusive use shall remain, the property of Clear Spring Life in perpetuity. To the extent allowed by applicable laws and regulations, Clear Spring Life shall have the same rights as Guggenheim Life in any other software or copies thereof obtained for Clear Spring Life’s use by Guggenheim Life under license from third party vendors. Clear Spring Life may purchase other software or copies thereof from third party vendors for its exclusive use on Guggenheim Life’s equipment if Clear Spring Life so desires. Guggenheim Life agrees that any software or copies thereof purchased by Clear Spring Life and used by Guggenheim Life in connection with this Agreement shall remain the property of Clear Spring Life.

11.    SETTLEMENT ON COMPLETE TERMINATION. No later than thirty(30) days after the effective date of termination of this Agreement, Guggenheim Life shall deliver to Clear Spring Life a detailed written statement for all charges incurred and not included in any previous statement to the effective date of termination. The amount owed or to be refunded hereunder shall be due and payable within thirty (30) days of receipt of such statement.

12.    ASSIGNMENT. This Agreement and any rights pursuant hereto shall notbe assignable by either party hereto, except as set forth herein or by operation of law. Except as and to the extent specifically provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their respective legal successors, any rights, remedies, obligations or liabilities, or to relieve any person other than the parties hereto, or their respective legal successors, from any obligations or liabilities that would otherwise be applicable. The representations, warranties, covenants and agreements contained in this Agreement shall be binding upon, extend to and inure to the benefit of the parties hereto, their, and each of their, successors and assigns respectively.

13.    GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Texas applicable to contracts made and to be performed in that State without regard to principles of conflict of laws.

14.    ARBITRATION. Any unresolved dispute or difference between the parties arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and the Expedited Procedures thereof. The award rendered by the Arbitrator shall be final and binding upon the parties, and judgment upon the award rendered by the Arbitrator may be entered in any Court having jurisdiction thereof. The arbitration shall take place in Indianapolis, Indiana. The arbitrators shall be persons unaffiliated with either Guggenheim Life or Clear Spring Life.

15.    LIMITATION OF LIABILITY; INDEMNIFICATION.

(a)    It is the intent of the parties that each party will be responsible for its own acts, errors and omissions and that each party is liable to the other party for any actual direct damages incurred by the non-breaching party as a result of the breaching party’s failure to perform its obligations in the manner required by this Agreement. Notwithstanding the foregoing, no party will be liable hereunder for, and each party hereby expressly waives any and all rights with respect to, exemplary, punitive, presumptive, special, incidental, consequential or speculative damages. Nothing herein shall limit any rights to indemnification that any officer, director or other person may have under the governing documents of Clear Spring Life or Guggenheim Life or other agreements, vote of shareholders or otherwise, all as may be applicable.

(b)    Guggenheim Life agrees to indemnify and hold harmless Clear Spring Life and any of its directors, officers, employees, agents and representatives (to the extent such persons are not Specified Personnel) from any and all liabilities sustained by Clear Spring Life arising out of or related to this Agreement caused by any actual or alleged: (i) fraud, theft or embezzlement by directors, officers, employees, agents, or subcontractors of Guggenheim Life or the Specified Personnel; (ii) failure, either intentional or unintentional, of Guggenheim Life or the Specified Personnel to properly perform the services or take the action required by this Agreement; (iii) acts of gross negligence or willful misconduct committed by directors, officers, employees, agents or Subcontractors of Guggenheim Life or the Specified Personnel; (iv) failure of Guggenheim Life or the Specified Personnel to comply with the terms of this Agreement, or (v) violations by Guggenheim Life or the Specified Personnel of laws or regulations applicable to Clear Spring Life, Guggenheim Life, the Specified Personnel or the services. With respect to the indemnification provided herein, Guggenheim Life shall have the right to cure any underlying cause of liability, and/or to mitigate such liability.

(c)    Clear Spring Life agrees to indemnify and hold harmless Guggenheim Life and any of its directors, officers, employees, agents and representatives from any and all liabilities sustained by Guggenheim Life arising out of or related to this Agreement caused by any actual or alleged: (i) fraud, theft or embezzlement by directors, officers, employees, or agents of Clear Spring Life; (ii) failure, either intentional or unintentional, of Clear Spring Life to properly take the actions required by this Agreement; (iii) acts of gross negligence or willful misconduct committed by directors, officers, employees, or agents of Clear Spring Life; (iv) failure of Clear Spring Life to comply with the terms of this Agreement or (v) violations by Clear Spring Life of laws or regulations applicable to Clear Spring Life, Guggenheim Life or the services. However, Clear Spring Life shall not be liable for any failure on the part of Clear Spring Life directly caused by the action or inaction of Guggenheim Life, including when acting in the name or on behalf of Clear Spring Life. With respect to the indemnification provided for herein, Clear Spring Life shall have the right to cure any underlying cause of liability and/or to mitigate such liability.

(d)    This Section 15 shall survive the termination of this Agreement.

16.    RELATIONSHIP OF THE PARTIES. This Agreement creates no agency relationship between the parties hereto and nothing herein contained shall be construed to place the parties in the relationship of partners or joint venturers. Nothing in the Agreement shall be construed as (a) an obligation by Guggenheim Life to guarantee the success of Clear Spring Life’s operations; (b) an assumption by Guggenheim Life of any financial obligation of Clear Spring Life; or (c) the creation of any relationship of employment between Clear Spring Life on the one hand and employees or consultants of Guggenheim Life or its affiliated entities on the other hand; it being understood that all services provided by Guggenheim Life shall be and remain dependent upon appropriate action of the Board of Directors and the authorized officers of Clear Spring Life.

17.    NOTICE. All notices, statements or requests provided for hereunder shall be deemed to have been duly given when delivered by hand to an officer of the other party, or when deposited with the U.S. Postal Service, as first class certified or registered mail, postage prepaid, overnight courier service, telex or telecopier, addressed:

(a)	If to Guggenheim Life, to:

Guggenheim Life and Annuity Company

401 Pennsylvania Parkway, Suite 300

Indianapolis, IN 46280

Attention: Chief Operating Officer

Facsimile: (317) 536-3987

Telephone: (317) 396-9953

(b)	If to Clear Spring Life, to:

Clear Spring Life Insurance Company

401 Pennsylvania Parkway, Suite 300

Indianapolis, IN 46280

Attention: President & CEO

Facsimile: (317) 536-3987

Telephone: (317) 396-9951

or to such other persons or places as each party may from time to time designate by written notice sent as aforesaid.

17.    NO THIRD PARTY BENEFICIARIES. Except as expressly set forth herein, this Agreement is for the sole benefit of the parties hereto and nothing herein expressed or implied shall give or be construed to give to any customer, client, policyholder or other person, other than the parties hereto, any legal or equitable rights hereunder.

18.    INFORMATION REQUESTS. Each of the parties acknowledges that the insurance department of the various states regulating such party may request information and reports in connection with this Agreement from time to time, including following the termination of this Agreement. Subject to applicable laws and regulations, Guggenheim Life shall, on behalf of Clear Spring Life, provide such information and reports to such insurance departments as may be reasonably requested and as promptly as practicable provide a copy of such information and reports that Guggenheim Life files with such insurance departments on Clear Spring Life’s behalf to Clear Spring Life. This Section 18 shall survive the termination of this Agreement.

19.    ENTIRE AGREEMENT. This Agreement, together with such amendments as may from time to time be executed in writing by the parties, constitutes the entire agreement and understanding between the parties in respect of the transactions contemplated hereby. All appendices are incorporated herein by reference and made a part of this Agreement.

20.    SECTION HEADINGS. Section headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

21.    COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GUGGENHEIM LIFE AND ANNUITY COMPANY

By:	/s/ James D. Purvis
Name:	James D. Purvis
Title:	Chief Operating Officer and Treasurer

CLEAR SPRING LIFE INSURANCE COMPANY

By:	/s/ Daniel J. Towriss
Name:	Daniel J. Towriss
Title:	Chief Executive Officer and President

APPENDIX A

Services Provided to Clear Spring Life Insurance Company

Under the Administrative Services Agreement

Services Provided to Clear Spring Life Insurance Company:	By Guggenheim Life
ACCOUNTING, DATA PROCESSING, TAX AND AUDITING

Preparation of the financial statements and reports, including annual and quarterly statements, on both statutory and GAAP bases	✓

Preparation of tax returns	✓

Maintenance of general account ledgers and other related financial records	✓

Processing financial transactions of Clear Spring Life	✓

Assistance with tax services	✓

Assistance with audit services	✓

FUNCTIONAL SUPPORT SERVICES

Actuarial services and risk management, including rate and profit share analysis, product research and development, counseling on reserving requirements, actuarial certifications, valuations, risk services, and work required for or in support of rate and or form and reinsurance agreements.	✓

Services associated with the establishment, maintenance, registration with appropriate government agencies, and administration of separate accounts, including unit pricing of the separate accounts	N/A

Services associated with the generation and mailing of Form 1099	✓

Services in support of ERISA, 403(b) and 401(k) plans	✓

Services in connection with the management of bank accounts	✓

Telecommunications services and electronic data processing services, facilities and integration, including software programming and document and hardware utilization	✓

Legal services, including representations of Clear Spring Life in the prosecution or defense of actions and in negotiation and preparation of contracts and other documents, product development and drafting and filing of policies and forms, governmental relations and advising on regulatory compliance and rendering opinions on various legal matters	✓

Product development and filing of policies and forms	✓

Purchasing	✓

Printing, forms management, distribution, mailings and bulk handling	✓

Human resource and employee relations services, including payroll processing, employee benefit plan design and administration, compensation design and administration and recruiting of personnel other than agents	✓

Reinsurance administration services	✓

Investment oversight services, including but not limited to maintaining compliance with the investment guidelines of Clear Spring Life, the manner, method and timing of investment and disposal transactions, and engaging in any and all such other conduct as may be reasonably directed by Clear Spring Life from time to time in connection with the management of investment assets.	✓

Planning and reporting services, including assisting in the development of annual financial targets, providing reports using chart of accounts, advising and reporting regarding insurance accounting, financial, regulatory and other required reporting.	✓

Other corporate services, including but not limited to escheat processing, property and casualty insurance evaluation and procurement, office design services, lease negotiation, library, conference and travel, and purchasing	✓

POLICYHOLDER SERVICE

Policyholder services including but not limited to activities involving personal contact or communication with policyholder or beneficiary, activities relating to policy loan applications and payments, surrender requests including computation of benefits payable, policy conversions, beneficiary changes, policy changes, requests for general information, preparation and mailing of disbursements, preparation and mailing of periodic reports and statements, dividend computations, premium payments, policy lapses, expires, nonforfeitures, reinstatements, consumer complaints and other related policyholder services	✓

Preparation and mailing of disbursements	✓

Preparation and mailing of periodic reports and statements, dividend computations, premium payments, policy lapses, expires, nonforfeitures and reinstatements	✓

Consumer complaint handling	✓

Providing advice on unique or complex policyholder services issues with respect to insurance and annuity products	✓

COLLECTION SERVICES

Collection of premiums, deposits, and other remittances from policyholders (including payment of principal or interest on policy loans)	✓

UNDERWRITING AND ISSUE SUPPORT

Product design, preparation and filing of prospectuses, compliance, issuance of quotes and proposals, review of applications for policies and provide advice with respect to underwriting, review of rates, advice regarding issuance of policies, coverage booklets and amendments, advice with respect to agent compensation and other related services	✓

CLAIMS ASSISTANCE

Processing, examining and investigating claims and advising concerning claims	✓

PUBLIC RELATIONS, ADVERTISING, SALES AND MARKETING PROMOTIONAL SERVICES

Provide marketing assistance and services, including sales aids, rate guides, sales brochures, solicitation materials and such other promotional materials, information, assistance and advice as shall assist the sales, public relations and advertising efforts of Clear Spring Life	✓

Provide services in connection with and in support of broker and distributor licensing and appointing, contracts and compensation	✓

Advise with respect to issues regarding public relations, advertising, sales and marketing	✓

APPENDIX B

Contact Person(s) for Guggenheim Life:

Guggenheim Life and Annuity Company

401 Pennsylvania Parkway, Suite 300

Indianapolis, IN 46280

Attention: Chief Operating Officer

Facsimile: (317) 536-3987

Telephone: (317) 396-9953

Contact Person(s) for Clear Spring Life:

Clear Spring Life Insurance Company

401 Pennsylvania Parkway, Suite 300

Indianapolis, IN 46280

Attention: President & CEO

Facsimile: (317) 536-3987

Telephone: (317) 396-9951